KREIDO BIOFUELS, INC.

3625 Cove Point Drive

Salt Lake City, Utah 84109

April 12, 2018

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NW

Washington DC, 20549

Re: Kreido Biofuels, Inc. Registration Statement on Form 10, file number 000-55909

Dear Mr. Ingram:

Thank you for your review of the Form 10 filed by Kreido Biofuels, Inc. (“Kreido”). As President of Kreido, I respond to your numbered comments in connection with this Amendment to the Form 10.

 General

1. Please note that the registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the registration statement on Form 10. If you do not wish to become subject to these reporting requirements, the company may wish to consider withdrawing the registration statement on Form 10 before it becomes effective automatically.

 Kreido acknowledges this comment and understands that the Form 10 will be effective on May 11, 2018. With respect to the requirement to update the financial statements pursuant to Regulation S-X 3-12(a), the effective date of the Form 10  is before the December 31, 2017 financial statements become stale under subdivision (g) of that rule (on May 15, 2018). Accordingly, our understanding is that Kreido will not be required to amend the Form 10 to include the March 31, 2018 interim financial statements, and that the first financial period for which a periodic report will be due is the quarter ended June 30, 2018.

2. We note on the cover page your disclosure that you are an emerging growth company. Please provide a brief description of the various exemptions available to you as an emerging growth company.

Kreido requests that the staff reconsider this comment. Our review of the cover page is that the emerging growth check box was not checked. Section 101(d) of the JOBS Act provides that  an “issuer shall not be an emerging growth company for purposes of [the Securities Act and the Exchange Act]…if the first sale of common equity securities of such issuer pursuant to an effective registration statement under the Securities Act of 1933 occurred on or before December 8, 2011." Since Kreido's Form SB-2 was declared effective on June 28, 2007, it is not an emerging growth company.

Liquidity and Capital Resources, page 4

3. We note your disclosure here and on page 6, that you have agreed to reimburse management for any out-of-pocket expenses incurred in connection with certain activities leading up to a potential business combination. Please file a written description of this verbal agreement as an exhibit to the registration statement. Please see Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04.

The board resolution on this issue is filed as an exhibit.

Item 9. Market Price of and Dividends of the Registrant’s Common Equity, page 6

4. Please revise your filing to provide the information required by Item 201(a)(1)(i) of Regulation S-K with respect to the identity of the market in which each class of common equity is being traded.

The first sentence of Item 9 has been revised to read as follows: “Kreido Biofuels’ common stock has been assigned the symbol KRBF and trades on OTC Link, informally known as the Pink Sheets.”

Item 10. Recent Sales of Unregistered Securities, page 6

5. We note that Messrs. Philpott and Petersen acted as your CEO and CFO during the fiscal year 2017. In that regard, please revise your disclosure to name the individual to whom you issued common stock on November 10, 2017. Please see Item 701 of Regulation S-K.

 This information has been added.

Item 15. Financial Statements and Exhibits, page 8

Note 4 – Stockholders’ Equity

6. Your disclosure states there were 52,545,992 shares of common stock outstanding at December 31, 2016; however, your balance sheet indicates there were actually 52,720,992 shares of common stock outstanding at December 31, 2016. Please revise accordingly.

Complied.

Note 5 – Income Taxes

7. It is not clear why you have applied a U.S. federal and state income tax rate of 15% to determine the amount of your deferred tax asset as of December 31, 2016. Please advise or revise.

Since Kreido currently has no revenue or operations, it believes that it is highly unlikely to enjoy taxable income in excess of $50,000. Therefore, the 15% tax rate applicable to corporate income of up to $50,000 was used to determine the amount of the deferred tax asset.

Note 9 – Subsequent Events

8. Please also disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

Complied by providing the date of March 2, 2018.

Sincerely,

/s/ G. Reed Petersen, President